Exhibit 4.6

SERVICE MANAGEMENT AGREEMENT

THIS AGREEMENT is between Can-Fite Biopharma Ltd., an Israeli company, whose address is 10 Bareket Street, Petach Tikva, Israel (the “Company”) and F.D. Consulting International and Marketing Ltd., an Israeli company, whose address is City Gate Building, Ben Gurion Street, Herzliya, Israel. (“Manager”), for services as hereinafter provided is entered as of June 27 2002 (“Effective Date”).

1.	ENGAGEMENT OF SERVICES.

The Company hereby retains Manager, and Manager hereby agrees to be retained by the Company on the terms and conditions contained herein in order to provide the Company with such services set forth herein (the “Services”). Services will be rendered to the best of Manager’s ability, in accordance with the terms of this Agreement. The Services will be performed by Prof. Pnina Fishman, who will serve as the Company’s Chief Scientific Officer (“Pnina”). Pnina personally agrees to abide to all the terms and conditions hereto, including without limitation, the obligations of non competition, assignment of inventions and confidentiality. The Services are the active management of the Company’s research and devlopment activites and such other actions as are associated with the role of CSO of a biotech company.

l.l.	Manager shall perform such services and duties as are normally incident to the position of Chief Scientific Officer and are commensurate with Pnina’s background, education and professional standing or as are requested of the Manager by the Board. In carrying out these functions, Manager shall work at the direction of and subject to the approval of, and shall report to, the Board of Directors of the Company.

1.2.	Unless otherwise agreed between the parties, Manager shall perform its duties hereunder at the Company’s facilities in Israel only, provided, however, that Manager acknowledges and agrees that the performance of its duties hereunder may require significant international travel.

Manager understands and acknowledges that its services to the Company are essential and that the business and affairs of the Company shall require dedication and all of Pnina’s business time. It is agreed that Pnina is being engaged in a management position which requires a special degree of skill and devotion, and therefore Manager undertakes to perform the duties and assignments imposed in the scope of its Services to the Company with devotion, honesty and fidelity, subject to the Company’s policy as amended from time to time, and to dedicate to the performance of the said Services all of Pnina’s know-how, qualifications and experience and all the reasonable time, diligence and attention required for the performance thereof efficiently, with fidelity and in accordance with the requirements of this Agreement, and to use its best endeavors in order to advance the affairs and business of Company and the realization of its objectives.

1.3.	Manager declares that it is not presently involved, and it undertakes not to become involved in the future, for so long as Pnina is providing Services hereunder to the Company, in any obligations towards any third party whatsoever which entail any form of conflict of interest with his Services to the Company.

2.	COMPENSATION.

In consideration of the Services rendered and to be rendered by Manager in accordance with this Agreement, the Company hereby agrees to pay Manager a monthly amount of Thirteen Thousand Three hundred and Thirty Three US Dollars (US$13,333) (the “Monthly Payment”) which equals an annual compensation of One Hundred and Sixty Thousand US Dollars (US$160,000)(the “Compensation”). Such amount shall not include VAT which shall be added to each Monthly Payment.. Unless otherwise agreed between the parties hereto, the Board of Directors of the Company shall, on an annual basis, each year of the term hereof, review and consider an increase in the Compensation paid to the Manager for the next 12-month period based on the Manager’s achievments in the preceding period.

Manager acknowledges and confirms that the Compensation includes remuneration for all its Service for the Company and it shall not be entitled to any further remuneration or payment whatsoever unless specifically agreed on in this Agreement. Further, Manager acknowledges that as of the date hereof Company has no debts or liabilities to it whatsoever including without limitation any debts or liabilities due to it for any prior Services provided to the Company before the date hereof.

The Company shall pay or reimburse Manager for all normal, usual and necessary expenses incurred or paid by Manager in the performance of its duties hereunder in accordance with such Expense Reimbursement Policy as may from time to time be adopted by the Board.

The Board will set for the Manager certain annual milestones to be achieved during each calendar year. Upon the fulfillment of such annual milestones, such fullfilment to be determined at the sole discretion of the Board of Directors of the Company, the Manager will be entitled to receive an annual bonus to be decided by the Board.

At the Board of Directors sole discretion, Manager shall be entitled to participate in a stock option plan approved by the Board. Any options to be issued as aforesaid, if at all, shall be issued under the Manager’s name, it being clarified that the number of options to be issued to the Manager, if any, shall be decided by the Board of Directions at its sole discretion taking into account Pnina’s position and contribution to the Company.

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In addition, Manager shall be provided with a Company owned (or leased) automobile (the “Car”) for the use of the Manager (or Pnina), the type and make as agreed between the Company and the Manager with an engine size not less than 1,600 cc. Any and all cost related to the purchase or lease of the Car shall be borne by the Company except that any taxes related thereto and traffic fines shall be paid solely by the Manager or Pnina, as applicable.

For the duration of this Agreement, the Manager shall be entitled to the use of a cellphone owned by the Company. The Company shall pay any and all expenses related to the use of such cellphone.

3.	INDEPENDENT MANAGER RELATIONSHIP

3.1	Nature of Relationship. Manager’s relationship with the Company will be that of an independent Manager and nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship. Both parties hereby expressly state that employee-employer relationship does not exist between the Manager (or Pnina) and the Company. Notwithstanding the aforesaid, the Manager (or Pnina) may have fiduciary duties towards the Company due to other positions the Manager (or Pnina) may hold, such as directorship, appointment as Chief Scientific Officer e.t.c.Pnina shall sign and execute the Indemnification Letter attached hereto as Exhibit 3.1.

3.2	Manager Responsible for Taxes and Records. Manager will be solely responsible for all tax returns and payments required to be filed with or made to any, state or local tax authority with respect to Manager’s performance of services and receipt of compensation under this Agreement.

4.	NON-COMPETITION

4.1	The Manager understands and recognizes that its services to the Company are special and unique and agrees that during the term of this Agreement and for a period of twelve (12) months after the termination of this Agreement it shall not in any manner, directly or indirectly, on behalf of itself or any person, firm, partnership, joint venture, corporation or other business entity (“Person”), either for its own account, or as an advisor, partner, joint venturer, executive, agent, consultant, licensor, licensee, salesperson, officer, director or shareholder or in any other capacity whatever of a Person, enter into or engage in any business which is engaged in any activities competing directly with products or services offered by the Company. Notwithstanding the aforesaid, after the termination of this Agreement, Manager (or Pnina) may be active and engage in research activities which may compete directly with the products or services offered by the Company provided that they are solely for pure academic purposes with no a priori intention to be commercialized.

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4.2	During the period of this Agreement and for a period of twelve (12) months after the termination of this Agreement, the Manager shall not interfere directly or indirectly, including personally or in any business in which he is an officer, director or shareholder with or disrupt or attempt to disrupt the Company’s business relationship with any of its customers, partners, shareholders or suppliers, or solicit any of the employees of the Company.

5.	CONFIDENTIAL INFORMATION

5.1	The Manager agrees that during the course of its engagement or at any time after expiration or termination thereof, it will not disclose or make accessible to any Person, any information of the Company which is, by its nature, confidential, including, without limitation, information concerning products, services and technology, both current and under development, promotion and marketing programs, lists, trade secrets and other confidential and proprietary business information (collectively, “Confidential Information”) of the Company, except to the extent required by law. The Manager shall not use any such information, directly or indirectly, for itself or others except as required in connection with its duties to the Company. The Manager agrees to return all such material and reproductions thereof (whether or not merged with other works) in its possession to the Company promptly upon request and in any event immediately upon termination of this Agreement. For purposes of this Agreement, Confidential Information shall not include information which (i) is in, or enters the public domain otherwise than by reason of a breach of this Agreement by Manager; or (ii) is proved to have been known to Manager prior to the commencement of his association with the Company either as a service provider or a director.

5.2	The Manager understands that the Company is engaged in a continuous program of research, development, production and marketing in connection with its business and that, as an essential part of his service with the Company, it is expected to make new contributions to and create inventions of value for the Company. Manager agrees to share with the Company all its knowledge and experience.

5.3	From and after the date Manager first became associated with the Company; Manager undertakes and covenants that it will promptly disclose in confidence to the Company all inventions, improvements, designs, original works of authorship formulas, concepts, techniques, methods, systems, processes, compositions of matter, computer software programs, databases, mask works, and trade secrets, all which are related to the Company’s business including current or anticipated research and development, whether or not patentable, copyrightable or protectable as trade secretes, that are made or conceived or first reduced to practice or created by it, either alone or jointly with others during the period of its engagement by the Company whether or not in the course of its service to the Company (“Inventions”).

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5.4	The Manager hereby irrevocably assigns to the Company all right, title and interest it may have or acquire in all Inventions that (a) are or were developed, whole or in part on Company’s time or with the use of any equipment, supplies, facilities or trade secrets of the Company, (b) result directly from any work performed by it for the Company, or (c) relate to the Company’s business or current or anticipated research and development (“Company Inventions”), and agrees that all such Company Inventions shall be the sole property of the Company and its assigns, and the Company and its assigns shall be the sole owner of all patents, copyrights and other rights in connection therewith.

5.5	Manager further agrees to assist the Company in every proper way (but at the Company’s expense) to obtain and from time to time enforce patents, copyrights or other rights on said Company Inventions in any and all countries. Manager will execute any documents that the Company may reasonably request for use in obtaining or enforcing such patents, copyrights, mask work rights, trade secrets and other legal protections. Manager obligation under this Section 5.5 will continue beyond the termination of his Agreement with the Company, provided that the Company will compensate Manager at a reasonable rate after such termination for time or expenses actually spent by Manager at the Company’s request on such assistance. The Manager hereby irrevocably appoints the Secretary of the Company as its attorney-in-fact to execute documents on its behalf for this purpose.

5.6	The Manager hereby irrevocably transfers and assigns and will transfer and assign in the future to the Company (a) all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Company Invention; and (b) any and all “Moral Rights” (as defmed below) that he may have in or with respect to any Company Invention. Manager also hereby forever waives and agrees never to assert any and all Moral Rights he may have in or with respect to any Company Invention, even after termination of its service for the Company. “Moral Rights” mean any rights to any Invention, other than that defined under subsection (a) of this Section 5.6.

5.7	Inventions, if any, patented or unpatented, which Manager made prior to the commencement of his engagment with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, Exhibit A (Previous Inventions) attached hereto is a complete list of all Inventions that Manager have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of his engagment with the Company, (collectively referred to as “Prior Inventions”). If no such disclosure is attached, Manager represents that there are no Prior Inventions.

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6.	TERM; TERMINATION

The Manager shall commence providing the Services to the Company on the Effective Date and shall continue unless terminated by either party (“Termination Without Cause”) provided that the terminating party provided at least three (3) months advance written notice of such termination to the other party (the “Notice Period”). This Agreement shall terminate immediately upon the expiry of the Notice Period. Notwithstanding the aforesaid, the Company may terminate this Agreement immediatly without having to provide the Notice Period in any of the following events: (a) a serious breach of trust including but not limited to theft, embezzlement, self-dealing; (b) any willful failure to perform competently any of his fundamental functions or duties hereunder which is not remedied by Manager within a reasonable time of having been requested to do so by the Company; (c) Manager (or Pnina) is convicted by a competent court of law of a dishonorable criminal offence () or (d) without Company’s prior approval, Pnina ceases to perform the services on behalf of the Manager.

In the event of Termination Without Cause by the Company, the period set out in Section 4.1 and 4.2 above shall be reduced to six (6) months.

7.	GENERAL PROVISIONS

7.1	Cooperation. The parties will cooperate with each other in order to implement this Agreement in accordance with the intent of the parties thereof.

7.2	Governing Law. This Agreement will be governed and construed in accordance with the laws of the State of Israel.

7.3	Entire Agreement. This agreement sets forth the entire understanding and agreement of the parties as the subject matter of this Agreement,. It may not be changed orally but only by a written document signed by both parties. The obligations set out in Sections 4 and 5 of this Agreement shall apply also with regard to the duration where Manager (or Pnina) was previously assoicated with the Company.

7.4	Severability: Waiver. If any provision of this Agreement is held to be invalid or unenforceable for any reason, the remaining provisions will continue in full force without being impaired or invalidated in any way. The Company and Manager agree to replace any invalid provision with a different provision, which most closely approximates the intent and economic effect of the invalid provision. The waiver of any breach by either party will not operate or be interpreted as a waiver of any other or subsequent breach by such party.

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7.5	Successors and Assigns. Neither this Agreement nor any of the rights or obligations of each party hereto arising under this Agreement may be assigned or transferred without prior written consent from the other party hereto.

7.6	Headings. Titles or headings to the sections of this Agreement are not part of the terms of this Agreement, but are inserted solely for convenience.

7.7	Notices. All notices, requests and other communications under this Agreement must be in writing and must be mailed by registered or certified, postage prepaid and return receipt requested, or delivered by hand to the party to whom such notice is required or permitted to be given. If mailed, any such notice will be considered to have been given three business days after it was mailed, as evidenced by the postmark. If delivered by hand, any such notice will be considered to have been given when received by the party to whom notice is given, as evidenced by written and dated receipt of the receiving party. The mailing address for notice to either party will be the address shown on the signature page of this agreement. Either party may change its mailing address by notice as provided by this Section 7.7.

In Witness whereof the parties have executed this Agreement on the date above.

Can-Fite Biopharma Ltd.		F.D. Consulting International and Marketing Ltd.

/s/ Ilan Cohn		/s/ Pnina Fishman
By:	Ilan Cohn	By: Prof. Pnina Fishman
Title:	CEO	Title:

I hereby personally agree to abide to all the terms and conditions hereto.

/s/ Pnina Fishman
Pnina Fishman

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Exhibit A

All patents and patent applications relating to the use of IVIG (Intravenous Gamma Globulin) or fractions thereof in cancer treatment that were assigned to ARP Biomed.

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